Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 8, 2007

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

PRESS RELEASE Paris, January 4, 2007

2007 CALENDAR OF FINANCIAL EVENTS

·	2006 Full Year Results	Thursday, February 22, 2007
·	Annual Shareholders Meeting (1st Notice*)	Wednesday, April 18, 2007
·	Annual Shareholders Meeting (2nd Notice*)	Friday, April 27, 2007
·	2007 First Quarter Results	Tuesday, May 15, 2007
·	2007 Second Quarter and First Half Results	Thursday, July 26, 2007
·	2007 Third Quarter and Nine-Month Results	Thursday, November 15, 2007

The 2007 Calendar of Financial Events is subject to change and is available on the Group’s website (www.technip.com) where it will be updated if and when necessary.

On the day of a results announcement, the press releases will be distributed over newswire services prior to the openings of the Paris and New York stock exchanges (Eurolist by EuronextTM and NYSE). The press releases and accompanying slide presentations will be posted on the Group’s website as well.

Telephone conferences, during which Technip’s senior management comments on the Group’s results, are generally held on the same day that results are announced. Dial-in details of these conference calls will be made known approximately 10 calendar days prior to the results release. In addition to being accessible via telephone, these conferences are generally audio-cast over the Group’s website in a listen-only mode.

*	The Annual Shareholders Meeting will be convened on first notice on April 18, 2007. In the event that the quorum is not met on this date, the meeting will be reconvened on second notice on April 27, 2007.

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With a workforce of more than 21,000 people, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris. The Group’s main operations and engineering centers and business units are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the USA, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. In support of its activities, the Group manufactures flexible pipes and umbilicals, and builds offshore platforms in its manufacturing plants and fabrication yards in France, Brazil, the UK, the USA, Finland and Angola, and has a fleet of specialized vessels for pipeline installation and subsea construction.

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Investor and Analyst Relations

G. Christopher Welton	Tel. +33 (0) 1 47 78 66 74
E-mail: cwelton@technip.com

Xavier d’Ouince	Tel. +33 (0) 1 47 78 25 75
E-mail: xdouince@technip.com

Public Relations

Laurence Bricq	Tel. +33 (0) 1 47 78 26 37
E-mail: lbricq@technip.com

Group website	www.technip.com

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Technip's shares trade on the following exchanges:

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: January 8, 2007
	By:	/s/ Olivier Dubois Olivier Dubois President, Finance and Control Chief Finance Officer